Exhibit 99.1

March 31, 2014

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Company’s Shares and Other Securities Registration

Regulations 31(e), 31(a) and 31(b1) of the Securities Regulations (Immediate and Periodic Reports) 1970

The current registration of the Company’s shares and other securities is as follows:

Name, Type and Series of the Security	Registration Number	Current Outstanding Amount (all amounts are par value in NIS)
Ordinary Shares	126011	176,928,541	[1,2]
Series A Debentures	1260165	218,656,150
Series B Debentures	1260272	170,342,588
Series C Debentures	1260306	894,109,489
Series D Debentures	1260397	2,069,047,691
Series E Debentures	1260421	555,568,745
Series F Debentures	1260405	569,518,665
Series I Debentures	1260462	1,223,092,653
Series J Debentures	1260488	734,802,200
Series K Debentures	1260546	2,653,181,160
Series L Debentures	1260603	451,379,000
Unregistered Options	1260157	4,800
Unregistered Options	1260504	100,000
Unregistered Options	1260520	0	[3]
Unregistered Options	1260538	131,500	[4]
Unregistered Options	1260579	1,038,166
RSUs	1260587	120,236
PSUs	1260595	244,760

[1]	Total Registered Capital of the Company - 500,000,000 Ordinary Shares.
[2]	Represents an increase of 53,736 shares since the last report due to exercise of unregistered options.
[3]	Represents a decrease of 190,000 unregistered options since the last report due to the exercise of unregistered options.
[4]	Represents a decrease of 3,750 unregistered options since the last report due to the exercise of unregistered options.